Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: July 16, 2014

Explanatory note: the communication below is available on www.globalmedtechleader.com in the form of an interactive infographic. Upon loading the webpage, the infographic initially appears as on page 1. Page 2 shows footnotes that correspond to pop-up text boxes that appear when you hover over the corresponding box. The text contained in the pop-up text boxes that correspond to the footnotes on page 2 is set forth on page 3.

A Guide to Tax Inversion

After the Medtronic - Covidien acquisition,

we continue to be subject to all U.S. tax laws

This deal gives us access to additional cash from Covidien’s overseas operations that will be used to reward shareholders, grow business and invest in innovation

As a result, we are committing to investing $10B in the U.S.

A Guide to Tax Inversion

After the Medtronic - Covidien acquisition,

we continue to be subject to all U.S. tax laws

This deal gives us access to additional cash from Covidien’s overseas operations that will be used to reward shareholders, grow business and invest in innovation

As a result, we are committing to investing $10B in the U.S.

1.	The two companies will create a new legal entity, Medtronic plc, which will have its principal executive offices in Ireland, where both companies have a longstanding presence, and its operating headquarters in Minneapolis, where it employs more than 8,000 people. The company remains strongly committed to the U. S. market as a healthcare innovator, strategic business partner and employer of choice.
2.	Medtronic currently pays a 35% federal income tax rate on its US income
3.	Medtronic will continue to pay a 35% federal income tax rate on its US income
4.	Medtronic currently pays up to 12% state specific taxes, depending on each state’s corporate tax rate
5.	Medtronic will continue to pay up to 12% state specific taxes, depending on each state’s corporate tax rate
6.	Medtronic currently pays up to 9.25% local taxes, depending on the facility and employee location. For example, at our World Headquarters facility this is currently 7.125%.
7.	Medtronic will continue to pay up to 9.25% in local taxes, depending on the facility and employee location. For example, at our World Headquarters facility this is currently 7.125%.
8.	The current tax rate for social security is 6.2% for employers
9.	Medtronic currently pays Social Security taxes for all U.S. employees
10.	Medtronic will continue to pay Social Security taxes for all U.S. employees, and the rate will not change
11.	All Medtronic facilities in the U.S. are subject to property tax
12.	All Medtronic facilities in the U.S. will remain subject to property tax
13.	Section 4191 of the Internal Revenue Code imposes an excise tax on the sale of certain medical devices by the manufacturer or importer of the device. The tax is 2.3% of the sale price of the taxable medical device.
14.	All Medtronic devices sold in the U.S. are subject to a 2.3% medical device tax
15.	All Medtronic devices sold in the U.S. will continue to be subject to a 2.3% medical device tax
16.	Medtronic currently pays all applicable taxes on revenue generated outside the U.S. in the foreign regions where we operate
17.	Medtronic will continue to pay all applicable taxes on revenue generated outside the U.S. in the foreign regions where we operate
18.	Currently, all cash generated outside of the U.S. is subject to full U.S. federal income tax when used for investment in the U.S. – for this reason we consider it “trapped” and accessible only for OUS investments
19.	With the acquisition of Covidien, we will have access to all Covidien OUS cash without incurring an additional tax to invest such cash in the US. Today, Covidien does not pay an incremental tax to invest its OUS cash in its US business. The only way to allow Covidien to continue to invest its OUS cash in the U. S. without incurring an incremental U.S. tax was to structure this acquisition as an inversion. While this does not change the accessibility to Medtronic’s cash, we will go from having the ability to use 33% of our overall cash-flow, to the ability to use 60% of the combined company’s cash flow.

This cash will be used to invest in innovation. We have committed $10 billion of additional investment into the U.S. technology innovation over the next 10 years.

20.	The combined company’s new financial structure, providing Medtronic access to cash at Covidien, will allow Medtronic to accelerate and deepen its investments in technology in the U.S., which will benefit patients across the globe and support job creation in the U.S.’ critical medical technology sector.

Medtronic will continue its strong investment in innovation by committing to invest $10 billion in the U.S. over the next 10 years in technology investments such as early stage venture capital investments, acquisitions and R&D, above and beyond Medtronic’s and Covidien’s existing plans.

As a direct benefit of this structure, the transaction will position Medtronic to be the leading investor in medical technology in the United States – helping preserve the U.S.’ global leadership in medical technology innovation.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.